Exhibit 99.1

REGULATED INFORMATION

May 8, 2026, 10:05pm CET / 4:05pm ET

NYXOAH SA

(Euronext Brussels/Nasdaq: NYXH)

Rue Edouard Belin 12, 1435 Mont-Saint-Guibert, Belgium

(hereinafter the “Company”)

Invitation to attend the annual and the extraordinary shareholders’ meetings of the Company to be held on June 10, 2026

The board of directors of the Company is pleased to invite its securities holders to attend the annual shareholders’ meeting of the Company, to be held on Wednesday, June 10, 2026 at 2:00 p.m. CET at the Company’s seat, or at such other place as will be indicated prior to such time. The annual shareholders’ meeting will be followed immediately by an extraordinary shareholders’ meeting.

The Company will also set up a video conference to allow holders of securities of the Company who have duly registered for the annual and the extraordinary shareholders’ meetings to follow the meetings remotely and ask questions, as the case may be in writing, during the meetings. The modalities to attend the meetings via video conference will be communicated to the relevant securities holders in due time. The videoconference will not qualify as an electronic communication tool to attend and vote at the shareholders’ meetings as referred to in Article 7:137 of the Belgian Code of Companies and Associations (the “CCA”), but will be an extra facility for securities holders to follow the shareholders’ meetings. Holders of securities wishing to attend the meetings via video conference and also validly vote on the items on the agendas, are invited to exercise their voting rights prior to the shareholders’ meetings by following the rules set out in this convening notice, either by voting remotely by mail, or by giving a proxy to a representative of the Company.

In order to facilitate the keeping of the attendance list on the day of the annual and the extraordinary shareholders’ meetings, the holders of securities issued by the Company and their representatives are invited to register as from 1:45 p.m. CET.

Agenda of the annual shareholders’ meeting

1.	Acknowledgement and discussion of:

a.	the statutory annual accounts for the financial year ended on December 31, 2025;
b.	the consolidated financial statements for the financial year ended on December 31, 2025;
c.	the annual report of the board of directors on the statutory annual accounts for the financial year ended on December 31, 2025;

d.	the annual report of the board of directors on the consolidated financial statements for the financial year ended on December 31, 2025;
e.	the statutory auditor’s report on the statutory annual accounts for the financial year ended on December 31, 2025; and
f.	the statutory auditor’s report on the consolidated financial statements for the financial year ended on December 31, 2025.

2.	Approval of the statutory annual accounts for the financial year ended on December 31, 2025 and the proposed allocation of the result

Proposed decision: The shareholders’ meeting decides to approve the annual accounts for the financial year ended on December 31, 2025 and the allocation of the result as proposed by the board of directors.

3.	Discharge of directors

Proposed decision: The shareholders’ meeting decides to grant discharge to each of the directors who was in office during the financial year ended on December 31, 2025 for the performance of their mandate during that financial year.

4.	Discharge of the statutory auditor

Proposed decision: The shareholders’ meeting decides to grant discharge to the statutory auditor who was in office during the financial year ended on December 31, 2025 for the performance of his mandate during that financial year.

5.	Acknowledgement and approval of the remuneration report

Proposed decision: The shareholders’ meeting decides to approve the remuneration report.

6.	Approval of all relevant clauses in the Bond Instrument in accordance with Article 7:151 of the CCA

On December 18, 2025, the Company issued 225 convertible bonds for an aggregate principal amount of EUR 22,500,000 (the “Bonds”) pursuant to a subscription agreement entered into with an entity managed by Heights Capital Management on November 13, 2025, as amended by an amendment and restatement agreement dated December 16, 2025. The Bonds are governed by a bond instrument, as amended on February 2, 2026 (the “Bond Instrument”).

In summary, article 6.8 of the Bond Instrument provides that the Company shall give notice to the holders of the Bonds within five (5) business days following the occurrence of a Relevant Event (which, inter alia, includes the occurrence of a Change of Control). For purposes of the Bond Instrument, a “Change of Control” means the occurrence of an event or series of events whereby one or more persons, acting in concert, acquire control (within the meaning of article 1:14 of the CCA) over the Company.

Article 7.2 of the Bond Instrument provides that, following the occurrence of a Relevant Event, each holder of Bonds will have the right to require the Company to redeem, in cash, such Bond on the Relevant Event Put Date (as defined in the Bond Instrument) at the relevant Early Redemption Amount. For purposes of the Bond Instrument, “Early Redemption Amount” means in respect of any Bond, the sum of (a) the Make-Whole Premium (as defined in the Bond Instrument); and (b) an amount equal to the greater of: (i) 120 per cent of the principal amount of such Bond outstanding on the Relevant Event Put Date (as defined in the Bond Instrument); and (ii) the relevant Parity Value (as defined in the Bond Instrument) of a Bond.

Proposed decision: The shareholders’ meeting takes note of, approves and ratifies, insofar as required and applicable, in accordance with Article 7:151 of the CCA, article 6.8 and article 7.2 of the Bond Instrument and any other provisions in the Bond Instrument which fall or could be considered to fall within the scope of Article 7:151 of the CCA (relating to the granting of rights to third parties which significantly affect the Company’s assets or give rise to a substantial debt or commitment on its behalf, when the exercise of these rights is subject to the launch of a public takeover bid on the shares of the Company or to a change in the control exercised over it). The shareholders’ meeting also grants a special power of attorney to each director of the Company (each a “Proxy Holder” for purposes of this resolution), each Proxy Holder acting individually and with the right of substitution, to complete the formalities required by Article 7:151 of the CCA with regard to this resolution, including, but not limited to, the execution of all documents and forms required for the publication of this resolution in the Annexes to the Belgian Official Gazette.

7.	Reappointment of Robelga SRL (permanently represented by Robert Taub) as director

Proposed decision: The shareholders’ meeting decides to reappoint Robelga SRL, permanently represented by Robert Taub, as director of the Company until the annual shareholders’ meeting to be held in 2027. The mandate of Robelga SRL will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

8.	Reappointment of Jürgen Hambrecht as independent director

Proposed decision: The shareholders’ meeting decides to reappoint Jürgen Hambrecht as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, until the annual shareholders’ meeting to be held in 2027. The mandate of Jürgen Hambrecht will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

9.	Reappointment of Kevin Rakin as independent director

Proposed decision: The shareholders’ meeting decides to reappoint Kevin Rakin as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, until the annual shareholders’ meeting to be held in 2027. The mandate of Kevin Rakin will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

10.	Reappointment of Rita Johnson-Mills as independent director

Proposed decision: The shareholders’ meeting decides to reappoint Rita Johnson-Mills as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, until the annual shareholders’ meeting to be held in 2027. The mandate of Rita Johnson-Mills will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

11.	Reappointment of Virginia Kirby as independent director

Proposed decision: The shareholders’ meeting decides to reappoint Virginia Kirby as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, until the annual shareholders’ meeting to be held in 2027. The mandate of Virginia Kirby will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

12.	Appointment of Daniel Wildman as independent director

Proposed decision: The shareholders’ meeting decides to appoint Daniel Wildman as an independent director of the Company within the meaning of Article 7:87 of the CCA and provision 3.5 of the 2020 Belgian Corporate Governance Code, until the annual shareholders’ meeting to be held in 2027. The mandate of Daniel Wildman will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

13.	Reappointment of Pierre Gianello as director

Proposed decision: The shareholders’ meeting decides to reappoint Pierre Gianello as director of the Company until the annual shareholders’ meeting to be held in 2027. The mandate of Pierre Gianello will be remunerated as provided for the non-executive members of the board of directors in the Company’s remuneration policy as adopted by the shareholders’ meeting and, as concerns the cash remuneration, as decided by the annual shareholders’ meeting of June 8, 2022.

Agenda of the extraordinary shareholders’ meeting

1.	Acknowledgment and discussion of the special report by the board of directors drawn up in accordance with article 7:199 of the CCA relating to the proposal to renew the authorized capital

2.	Renewal of the authorization to the board of directors to increase the share capital within the framework of the authorized capital

Proposed decision: The shareholders’ meeting resolves to renew the authorization to the board of directors to increase the share capital in one or several times, during a period of five (5) years as from the publication in the Annexes to the Belgian Official Gazette of this authorization, with an aggregate amount equal to the amount of the capital of the Company on the date immediately preceding the date of the shareholders’ meeting resolving on the approval of the renewed authorized capital, and this in accordance with the terms and conditions set forth in the special report of the board of directors prepared in accordance with Article 7:199 of the CCA, as referred to in agenda item 1 of this extraordinary shareholders’ meeting.

Consequently, the shareholders’ meeting resolves to delete the first and second paragraph of Article 7 (“Authorized capital”) of the articles of association of the Company entirely and to replace such first and second paragraph of Article 7 respectively with the following text (whereby (i) the amount referred to between brackets in the first paragraph shall be the amount of the capital of the Company on the date immediately preceding the date of the shareholders’ meeting resolving on the approval of the renewed authorized capital, (ii) the date referred to between brackets in the second paragraph shall be the date of the shareholders’ meeting approving the renewed authorized capital, and (iii) the other provisions of Article 7 remain in place and are re-approved):

a)	text of the first paragraph: “The board of directors is authorized to increase the capital of the company on one or several occasions in accordance with the Code of Companies and Associations by a maximum aggregate amount of EUR [amount of the capital of the Company on the date immediately preceding the date of the shareholders’ meeting resolving on the approval of the renewed authorized capital].”

b)	text of the second paragraph: “This authorization is valid for a period of five years as from the date of publication in the Annexes to the Belgian State Gazette of an extract of the minutes of the extraordinary shareholders’ meeting of the company of [date of the shareholders’ meeting approving the renewed authorized capital].”

3.	Power of attorney to the notary

Proposed decision: The shareholders’ meeting decides to grant the acting notary, and any other notary of “Berquin Notarissen”, all powers to draw up and sign a restated version of the articles of association of the Company and to file them in the appropriate data base in accordance with applicable law.

Admission formalities and participation in the shareholders’ meetings

In order to attend the shareholders’ meetings on June 10, 2026, the holders of shares, subscription rights and convertible bonds must comply with articles 26 and 27 of the Company’s articles of association and the following formalities.

If the attendance quorum required pursuant to Article 7:153 of the CCA is not met at the extraordinary shareholders’ meeting of June 10, 2026, a second extraordinary shareholders’ meeting will be convened on Thursday, July 9, 2026 at 2:00 p.m. CET, to deliberate and resolve on the agenda items of the extraordinary shareholders’ meeting regardless of the share capital present or represented by the shareholders.

The holders of subscription rights or convertible bonds issued by the Company can, in accordance with Article 7:135 of the CCA only attend the shareholders’ meetings with a consultative vote.

In order to be able to participate in the annual and the extraordinary shareholders’ meetings, a holder of securities issued by the Company must satisfy two conditions: (a) be registered as holder of such securities on the registration date and (b) notify the Company, as described below.

Registration date

The registration date is May 27, 2026 at midnight (Belgian time). Only persons registered as securities holders on that date and time will be entitled to attend and (if they are shareholders) vote at the meetings. The number of securities held by the securities holder on the day of the meetings will not be taken into account.

-	Holders of registered shares, subscription rights or convertible bonds must be registered in the Company’s share register, subscription rights register or convertible bond register, as the case may be, by midnight (Belgian time) on May 27, 2026.

-	Holders of dematerialized shares must deliver, or have delivered, to the Company, at the latest on June 4, 2026 at midnight (Belgian time), a certificate issued by the authorized account holder or by the settlement institution certifying the number of dematerialized shares registered in the name of the shareholder in its accounts on the registration date, for which the shareholder has declared his intention to participate in the meetings. This certificate must be sent to the Company by e-mail to shareholders@nyxoah.com.

Intention to participate in the meetings

The securities holders must inform the board of directors of the Company by e-mail to shareholders@nyxoah.com no later than June 4, 2026, of their intention to participate in the meetings, indicate the number of securities for which they intend to vote, and, for holders of dematerialized shares, present proof of their registration as a shareholder on the registration date.

In order to attend the meetings, securities holders and proxy holders must prove their identity and representatives of legal entities must submit documents establishing their identity and their power of representation, at the latest immediately before the start of the meetings.

Voting by proxy or by mail

Shareholders can exercise their voting rights prior to the meetings either (i) by voting by mail or (ii) by giving a proxy to a representative of the Company.

If shareholders vote by proxy, the proxy holder will be a representative of the Company. This proxy holder may only exercise the voting right in accordance with the voting instructions contained in the proxy.

The proxy voting form and the form for voting by mail approved by the Company must be used for this purpose. These forms can be downloaded from the Company’s website (https://investors.nyxoah.com/shareholder-information > Shareholders’ Meetings).

If shareholders vote by proxy or by mail, they must, in addition to the above formalities, send by e-mail to shareholders@nyxoah.com a duly completed and signed proxy voting form or form for voting by mail. These documents must reach the Company no later than June 4, 2026.

Note that the proxy voting forms and the forms for voting by mail may be signed by using an electronic signature as provided for in Article 7:143 § 2 of the CCA.

Participation in the virtual shareholders’ meetings

Securities holders wishing to participate remotely, virtually and in real time, to the Company’s annual and extraordinary shareholders’ meetings are required to confirm their participation and communicate their e-mail address to the Company by June 4, 2026 at the latest by e-mail to shareholders@nyxoah.com.

A few days before the shareholders’ meetings, securities holders who have completed this formality will receive by e-mail (at the address they will have communicated to the Company) a link, and as the case may be a user name and a password, enabling them to follow and participate in the shareholders’ meetings via their computer, tablet or smartphone.

Just before the start of the shareholders’ meetings, the securities holders will have to click on the link that will have been previously communicated to them by e-mail, and as the case may be enter their user name and password, in order to join the virtual shareholders’ meetings.

Securities holders attending the virtual shareholders’ meetings will have the opportunity to view the live broadcast of the meetings in real time and to ask questions to the directors, as the case may be in writing, during the meetings regarding the items on the agenda.

New agenda items, proposed decisions and right to ask questions

Shareholders holding at least 3% of the capital who wish to request the inclusion of new items on the agenda or to submit proposals for decision must, in addition to the above formalities, establish on the date of their request proof of ownership of the required participation in the capital and send the text of the agenda items and the proposed decisions by e-mail to shareholders@nyxoah.com no later than May 19, 2026. The request must also mention the e-mail address to which the Company will send the confirmation of receipt of the request.

The case being, the revised agenda will be published no later than May 26, 2026.

Shareholders who wish to do so may send any questions they may have to the Company, relating solely to the agendas of the annual and the extraordinary shareholders’ meetings, by e-mail to shareholders@nyxoah.com, no later than June 4, 2026. The answers to these questions will be provided during the annual and the extraordinary shareholders’ meetings in accordance with applicable law.

Documentation

All documents concerning the annual and the extraordinary shareholders’ meetings that are required by law to be made available, as well as the total number of shares and voting rights outstanding, are available on the Company’s website on: https://investors.nyxoah.com/shareholder-information. The documents are also available at the seat of the Company and can only be consulted by appointment made by e-mail (shareholders@nyxoah.com). Securities holders may also obtain a hard copy of these documents free of charge by sending an e-mail to shareholders@nyxoah.com.

The aforementioned formalities, as well as the instructions on the Company’s website and on the proxy voting forms and forms for voting by mail must be strictly observed.

Various

Quorum: There is no particular quorum requirement for the deliberation and voting of the decisions proposed in the agenda of the annual shareholders’ meeting.

In accordance with Article 7:153 of the CCA, at least 50% of the share capital must be present or represented for the deliberation and voting on the decisions proposed in item 2 of the agenda of the extraordinary shareholders’ meeting.

Voting: Each share entitles the holder to one vote.

Majority: In accordance with applicable law, the decisions proposed in the agenda of the annual shareholders’ meeting and the decisions proposed in the agenda of the extraordinary shareholders’ meeting, other than agenda item 2, will be adopted if they are approved by a simple majority of the votes validly cast by the shareholders present or represented at the relevant shareholders’ meeting. In accordance with Article 7:153 of the CCA, the decisions proposed in item 2 of the agenda of the extraordinary shareholders’ meeting will be adopted if they are approved by 75% of the votes validly cast by the shareholders present or represented whereby blank votes and abstentions are not taken into account.

Personal data: The Company is responsible for the processing of personal data that it receives or collects from holders of securities issued by the Company and agents in connection with the Company’s shareholders’ meetings.

The processing of such data will be carried out for the purpose of organizing and holding the relevant shareholders’ meeting, including convening, registration, attendance and voting, as well as maintaining lists or registers of securities holders and for purposes of analysis of the Company’s securities holders’ base.

The data include, but are not limited to, the following: identification data, the number and nature of a holder’s securities issued by the Company, proxies and voting instructions. This information may also be transferred to third parties for the purpose of assisting or servicing the Company in connection with the foregoing.

The processing of such data will be carried out, mutatis mutandis, in accordance with the Company’s privacy notice available on the Company’s website: https://www.nyxoah.com/privacy-notice-nyxoah.

The Company draws the attention of holders of securities issued by the Company and agents to the description of the rights they may have as data subjects, such as, inter alia, the right of inspection, the right to rectify and the right to object to processing, which are set out in the section entitled “What rights can you exercise?” of the aforementioned privacy notice.

All this is without prejudice to the applicable rules on registration, use of information and participation in shareholders’ meetings in order to exercise your rights as a data subject. For any other information relating to the processing of personal data by or on behalf of the Company, the Company can be contacted by e-mail at privacy@nyxoah.com.

The board of directors